

October 13, 2010

<u>via U.S. mail and facsimile</u>

Terri Hourigan, President and Director
Empyrean Holdings, Inc.
500 N Rainbow, Suite 300
Las Vegas, NV 89107

> **RE: Empyrean Holdings, Inc.**
> **Item 4.02 Form 8-K**
> **Filed September 24, 2010**
> **File No. 30118**

Dear Mr. Hourigan:

We have completed our review of your Item 4.02 Form 8-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief